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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- *40365*

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __*01/01/04*__ AND ENDING __*12/31/04*__

         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: *Owens Securities Corp.*

	OFFICIAL USE ONLY
ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)	FIRM I.D. NO.

2221 Olympic Blvd.

Walnut Creek   *CA*   *94595*
   (No. and Street)

  (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP

       (Name – *if individual, state last, first, middle name*)

100 Liberty St., Ste. 770   *Reno*   *NV*   *89504*

 (Address)   (City)   PROCESSED   (State)   (Zip Code)

CHECK ONE:

 ☒ Certified Public Accountant

 ☐ Public Accountant

 ☐ Accountant not resident in United States or any of its possessions.

MAR 23 2005

THOMSON
FINANCIAL

RECEIVED
MAR 01 2005
179

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)   Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, _Bryan Draper_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _Owens Securities Corp._ , as of _December 31_ , 20 _04_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Signature

CFO

Title

Karen A. Gonzales
Notary Public

This report ** contains (check all applicable boxes):

☑ (a) Facing Page.
☑ (b) Statement of Financial Condition.
☑ (c) Statement of Income (Loss).
☐ (d) Statement of Changes in Financial Condition.
☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☑ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

__For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).__

JURAT

State/Commonwealth of _California_ ⎫
County of _Contra Costa_ ⎬ ss.
⎭

Subscribed and sworn to (or affirmed) before me

this _28_ day of _February_, _2005_, by
     Date   Month   Year

(1) _Bryan H. Draper_
                Name of Signer #1

(2) _____
                Name of Signer #2

Karen A. Gonzales
            Signature of Notary Public

Karen A. Gonzales, 1175 Pine St. Pittsburg, Ca 94565
        Other Required Information (Printed Name of Notary, Residence, etc.)

KAREN A. GONZALES
Commission # 1369287
Notary Public - California
Contra Costa County
My Comm. Expires Aug 11, 2006

Place Notary Seal and/or Any Stamp Above

---------------------------- OPTIONAL ----------------------------

Though the information in this section is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: _Oath or Affirmation_

Document Date: _February 28, 2005_ Number of Pages: _1_

Signer(s) Other Than Named Above: _n/a_

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

© 2002 National Notary Association • 9350 De Soto Ave., P.O. Box 2402 • Chatsworth, CA 91313-2402   Item #5914   Reorder: Call Toll-Free 1-800 US NOTARY (1-800-876-6827)

Financial statements and report of independent certified public accountants

Owens Securities Corporation

December 31, 2004 and 2003

CONTENTS

Grant Thornton 🍀

Accountants and Business Advisors

Report of Independent Certified Public Accountants

Board of Directors and Stockholders
Owens Securities Corporation

We have audited the accompanying balance sheets of Owens Securities Corporation, as of December 31, 2004 and 2003, and the related statements of operations, stockholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America as established by the Auditing Standards Board of the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Owens Securities Corporation, as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

Reno, Nevada
February 11, 2005

Suite 770
100 W. Liberty Street
P.O. Box 30
Reno, NV 89504
T 775.786.1520
F 775.786.7091
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

Owens Securities Corporation

BALANCE SHEETS

December 31,

ASSETS

	2004	2003
CURRENT ASSETS		
Cash	$ 9,636	$ 16,459
Interest receivable	4	-
Total current assets	9,640	16,459
OTHER INVESTMENTS	3,300	3,300
	$ 12,940	$ 19,759

STOCKHOLDER'S EQUITY

	2004	2003
STOCKHOLDER'S EQUITY		
Common stock, $1 par value; authorized 10,000,000 shares; issued and outstanding 15,000 shares	$ 15,000	$ 15,000
Additional paid-in capital	73,900	63,100
Accumulated deficit	(75,960)	(58,341)
Total stockholder's equity	$ 12,940	$ 19,759

The accompanying notes are an integral part of these statements.

Owens Securities Corporation

STATEMENTS OF OPERATIONS

Years ended December 31,

	2004	2003
Revenues	$ -	$ -
General and administrative expenses	16,870	14,809
Loss from operations	(16,870)	(14,809)
Other income		
Interest and other income	51	36
Total other income	51	36
Loss before provision for income taxes	(16,819)	(14,773)
Provision for income taxes	(800)	(800)
NET LOSS	$ (17,619)	$ (15,573)

The accompanying notes are an integral part of these statements.

Owens Securities Corporation

STATEMENTS OF STOCKHOLDER'S EQUITY

Years ended December 31, 2004 and 2003

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Shareholder's Equity
	Shares	Amount			
Balances at January 1, 2003	15,000	$ 15,000	$ 42,300	$ (42,768)	$ 14,532
Net loss	-	-	-	(15,573)	(15,573)
Additional paid-in capital	-	-	20,800	-	20,800
Balances at December 31, 2003	15,000	15,000	63,100	(58,341)	19,759
Net loss	-	-	-	(17,619)	(17,619)
Additional paid-in capital	-	-	10,800	-	10,800
Balances at December 31, 2004	15,000	$ 15,000	$ 73,900	$ (75,960)	$ 12,940

The accompanying notes are an integral part of these statements.

Owens Securities Corporation

STATEMENTS OF CASH FLOWS

Years ended December 31,

	2004	2003
Cash flows from operating activities:		
Net loss	$ (17,619)	$ (15,573)
Adjustments to reconcile net loss to net cash used in operating activities:		
Expenses paid by contributed capital	800	800
Change in accounts receivable	(4)	-
Net cash flows used in operating activities	(16,823)	(14,773)
Cash flows provided by financing activities:		
Additional paid-in capital contributed	10,000	20,000
Net cash flows provided by financing activities	10,000	20,000
INCREASE (DECREASE) IN CASH	(6,823)	5,227
Cash at beginning of year	16,459	11,232
Cash at end of year	$ 9,636	$ 16,459
Supplementary cash flows information:		
Income taxes paid by parent	$ 800	$ 800

The accompanying notes are an integral part of these statements.

NOTE A - ORGANIZATION

Owens Securities Corporation (the Company) was incorporated in September 1988 in the State of California. The Company is a registered broker-dealer and is a wholly-owned subsidiary of Owens Financial Group Inc. (the "Parent"). Its operations consist of effecting transactions of limited partnership interests in Owens Mortgage Investment Fund. During the years ended December 31, 2004 and 2003, no commission revenue was earned.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. Basis of Accounting and Management Estimates

The Company uses the accrual method of accounting for financial reporting purposes.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Cash and Cash Equivalents

For purposes of the statements of cash flows, cash and cash equivalents includes interest-bearing bank deposits and short-term investments with original maturities of three months or less. Cash and cash equivalents includes $4,636 and $11,484 invested in money market funds at December 31, 2004 and 2003, respectively.

3. Income Taxes

The Company has elected S corporation status for federal and state tax purposes. For an S corporation, federal and state taxes on income are taxed to the individual stockholders. While the income is not subject to federal corporation income tax at the corporate level, it is subject to a 1.5% California franchise tax.

The provision for income taxes for the years ended December 31, 2004 and 2003 consists of minimum state franchise tax of $800.

4. Other Investments

The Company's other investments consist of an investment in NASDAQ Stock Market, Inc. The Company accounts for its investments at cost less any valuation allowance required for impairments in fair value.

NOTES TO FINANCIAL STATEMENTS

December 31, 2004 and 2003

NOTE C - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires (1) the maintenance of minimum net capital, as defined, of $5,000; and (2) a maximum ratio of aggregate indebtedness to net capital, as defined, not to exceed 15 to 1. At December 31, 2004, the Company had net capital of $9,640, which was $4,640 in excess of its required net capital, and a ratio of aggregate indebtedness to net capital of .00 to 1.00. At December 31, 2003, the Company had net capital of $16,459, which was $11,459 in excess of its required net capital, and a ratio of aggregate indebtedness to net capital of .00 to 1.00.

SUPPLEMENTARY INFORMATION

Board of Directors and Stockholders
Owens Securities Corporation

We have audited the accompanying financial statements of Owens Securities Corporation for the years ended December 31, 2004 and 2003, and have issued our report thereon dated February 11, 2005. Our audit was conducted for the purpose of forming an opinion on the basic financial statements. The information contained hereinafter is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Grant Thornton LLP

Reno, Nevada
February 11, 2005

Owens Securities Corporation

COMPUTATION AND RECONCILIATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

Years ended December 31,

	2004	2003
Net capital		
Total stockholders' equity	$ 12,940	$ 19,759
Deduct non-allowable assets:		
Other investments	(3,300)	(3,300)
Net capital	$ 9,640	$ 16,459
Computation of basic net capital requirement:		
Minimum net capital required	$ 5,000	$ 5,000
Excess net capital	$ 4,640	$ 11,459
Ratio of aggregate indebtedness to capital	.00 to 1.00	.00 to 1.00

Reconciliation of net capital:

The net capital as reported in the accompanying financial statements equals the net capital as reported in the Company's unaudited filing of Part IIA of the FOCUS reports as of December 31, 2004 and 2003   .

The accompanying notes are an integral part of this statement.

Board of Directors and Stockholders
Owens Securities Corporation

In planning and performing our audits of the financial statements of Owens Securities Corporation (the Company) for the years ended December 31, 2004 and 2003, we considered its internal controls, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal controls.

Also, as required by rule 17a-5(g) (1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e). Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1)   Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13.
(2)   Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.
(3)   Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the previous paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal controls and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America (US GAAP). Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal controls would not necessarily disclose all matters in internal controls that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal controls that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 and 2003, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

Reno, Nevada
February 11, 2005